Exhibit 3(i).5

STATE of DELAWARE
CERTIFICATE of AMENDMENT of
CERTIFICATE of INCORPORATION

Ian Warwick certifies that:

FIRST: He is the duly elected and acting as Chairman and Chief Executive Officer of Aftersoft Group, Inc., a corporation organized under the General Corporation Law of the of the State of Delaware (the “Corporation”).

SECOND: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted in accordance with Sections 141 and 242 of the Delaware General Corporation Law setting forth a proposed amendment of the Amended Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended by changing the Article “FOURTH” thereof so that, as amended, said Article shall be and read as follow:

“FOURTH: The total number of shares of stock which the corporation is authorized to issue is 160,000,000 shares, of which 150,000,000 shall be shares of common stock, par value $0.0001 per share (the “Common Stock”) and 10,000,000 shares shall be shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). The shares of Common Stock and Preferred Stock may be issued by the Corporation from time to time as approved by the board of directors of the Corporation without the approval of the stockholders, except as otherwise provided by applicable law. The powers, designations, preferences and relative, participating, optional and other rights of the Preferred Stock shall be provided for in a resolution or resolutions adopted by the board of directors of the corporation and set forth in a certificate of designations executed, acknowledged and filed as provided in Section 151(g) of the General Corporation Law of the State of Delaware, amending this Article Fourth.”

THIRD: That thereafter, pursuant to resolution of its Board of Directors, the forgoing amendment of the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted by a written consent of stockholders holding a majority of the outstanding capital stock of the Company dated January 16, 2007, in lieu of a special meeting of the stockholders in accordance with the provisions of Sections 211, 228 and 242 of the General Corporation Law of the of the State of Delaware.

FOURTH: The effective time of the Amendment herein certified shall be upon the filing of this Certificate with the Secretary of State.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation to be signed by signed by the undersigned, Ian Warwick, an Authorized Officer, and the undersigned has executed this certificate and affirms the forgoing as true and under penalty of perjury this 22nd day of February, 2007.

By:	/s/ Ian Warwick
Ian Warwick
Chief Executive Officer